

Daniel Gizzi

Chief Operating Officer & Chief Financial Officer at KinectAir

Atlanta, Georgia, United States · Contact info

500+ connections

KinectAir

Experience

Chief Operating Officer & Chief Financial Officer

KinectAir · Full-time

Oct 2020 – Present · 1 yr 2 mos

KinectAir is the on-demand, app-based charter service bringing joy back to air travel and increased access to private flying for real people with real places to go.

Founder & President

Aircraft Executives

Oct 2014 – Present · 7 yrs 2 mos

Providing aviation expertise to a wide range of clients in private aviation services. Focusing on aircraft sales and management services.

Chief Financial Officer

Pineapple House Interior Design

Nov 2017 – Present · 4 yrs 1 mo

Atlanta, GA

· Worked on the valuation and purchase strategy through two majority ownership changes
· Implemented new accounting procedures for efficiency and better cashflow management
· Established and implemented strategic financial goals resulting in continual yearly revenue increases

Director of Flight Operations & Chief Pilot

MIRASCO

Dec 2014 – Dec 2017 · 3 yrs 1 mo

Atlanta, GA

Managed aircraft, crew, assisted in aircraft financial planning and accounting.

Founding Member

Global Shapers Community - Atlanta Hub

Jan 2012 – Dec 2014 · 3 yrs

Atlanta, Georgia, United States

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Education

Embry-Riddle Aeronautical University

Bachelor's degree, Business Administration, Management and Operations

Activities and Societies: Delta Chi

Embry-Riddle Aeronautical University

Master of Business Administration (MBA), Finance

Licenses & certifications

Airline Transport Pilot - Fixed Wing
Federal Aviation Administration

Certified Flight Instructor CFI, CFII and MEI
Federal Aviation Administration

Commercial Helicopter Rated
Federal Aviation Administration

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Volunteer experience

Founding Atlanta Member
Global Shapers Community
2012 – 2014 • 2 yrs

Member of the Council of 100
Embry-Riddle Aeronautical University
2012 – Oct 2014 • 2 yrs
Education